EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our auditors' report dated March 30, 2022 relating to the consolidated financial statements of Sphere 3D Corp. and its subsidiaries (the "Company") comprising the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, comprehensive loss, cash flows and shareholders' equity for the year ended December 31, 2021 (which expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty) which report was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada

January 5, 2024